Exhibit 4.12

              AMENDMENT NO. 1 TO 2001 DIRECTORS' STOCK OPTION PLAN

         The first sentence of Section 2 of the Directors' Plan shall be deleted and replaced with the following:

                  Subject to the provisions of Paragraph 12, the aggregate number of shares of the Company's Common Stock, par value $0.02 per share ("Common Stock"), for which options may be granted under the Plan shall not exceed 1,000,000 (one million) shares.